Filed by St. Jude Medical, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, As Amended

Subject Company: AGA Medical Holdings, Inc.

Commission File No. 001-34494

[St. Jude Medical Logo]	[AGA Logo]

JOINT PRESS RELEASE

CONTACTS

St. Jude Medical	AGA Medical
JC Weigelt	Rachel Ellingson
Tel 651 756 4347	Tel 763 531 3018
jweigelt@sjm.com	rellingson@amplatzer.com

St. Jude Medical, Inc. Commences Exchange Offer

to Acquire Shares of AGA Medical Holdings, Inc.

ST. PAUL, Minn. – Oct. 20, 2010 – St. Jude Medical, Inc. (“St. Jude Medical”) (NYSE: STJ), a global medical device company, and AGA Medical Holdings, Inc. (“AGA Medical”) (NASDAQ: AGAM), a medical device company focusing on the treatment of structural heart defects and vascular abnormalities, announced today that St. Jude Medical, through a wholly-owned indirect subsidiary, has commenced an exchange offer for all of the outstanding shares of AGA Medical common stock.

The exchange offer is being made pursuant to the previously announced definitive agreement and plan of merger and reorganization, dated October 15, 2010. The Board of Directors of AGA Medical unanimously recommends that AGA Medical stockholders tender their shares into the exchange offer.

Subject to the terms and conditions of the exchange offer, AGA Medical stockholders who validly tender their shares may elect to receive, for each share of AGA Medical common stock they tender in the exchange offer, either $20.80 in cash, without interest, or a fraction of a share of St. Jude Medical common stock with a fair market value of $20.80. A stockholder may elect to receive cash for some of his shares and St. Jude Medical stock for the rest. The stock component is based on the volume weighted average closing price of St. Jude Medical common stock over the ten trading days ending two trading days prior to the close of the exchange offer, subject to adjustment and proration in order to cause 50 percent of the aggregate consideration paid in the exchange offer to consist of cash and 50 percent to consist of St. Jude Medical common stock. If either form of consideration is oversubscribed, it will be allocated pro rata to the stockholders who elect it, with the balance of their consideration being paid in the other form.

Based on the closing price of St. Jude Medical common stock on October 19, 2010, the stock consideration would equal 0.523 of a share of St. Jude Medical common stock for each share of AGA Medical common stock.

The terms and conditions of the exchange offer are described in the exchange offer documents, including a Registration Statement on Form S-4, which will be mailed to AGA Medical stockholders and filed with the Securities and Exchange Commission (“SEC”) today, October 20, 2010.

The exchange offer is scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on the evening of November 17, 2010, unless extended. The exchange offer is subject to customary closing conditions, including the tender in the exchange offer by AGA Medical stockholders of shares representing at least a majority of the outstanding shares of AGA Medical common stock on a fully diluted basis.

A more detailed description of the AGA Medical Board of Directors’ recommendation can be found in the Solicitation/Recommendation Statement on Schedule 14D-9 prepared by AGA Medical, which will be mailed to AGA Medical stockholders and filed with the SEC today, October 20, 2010.

About AGA Medical

AGA Medical, based in Plymouth, Minn., is a leading innovator and manufacturer of medical devices for the treatment of structural heart defects and vascular abnormalities. AGA Medical’s AMPLATZER® occlusion devices offer minimally invasive transcatheter treatments that have been clinically proven to be safe and highly effective in defect closure. AGA Medical is the only manufacturer with occlusion devices approved to close seven different structural heart defects, with leading market positions for each of its devices.

About St. Jude Medical

St. Jude Medical develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide. The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient. St. Jude Medical is headquartered in St. Paul, Minn. and has four major focus areas that include: cardiac rhythm management, atrial fibrillation, cardiovascular and neuromodulation. For more information, visit sjm.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include the expected structure and timetable for the transaction between St. Jude Medical and AGA Medical. The statements in this release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the failure to satisfy the conditions to complete the exchange offer and the other transactions contemplated by the October 15, 2010 agreement and plan of merger and reorganization (the “Merger Agreement”), including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of AGA Medical; the occurrence of any event, change or other circumstances that could give rise to termination of the Merger Agreement; delays relating to the exchange offer or the failure of the exchange offer to close for any other reason; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in St. Jude Medical’s and AGA Medical’s filings with the SEC. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed by St. Jude Medical today, October 20, 2010, for a further list and description of additional business risks, uncertainties, and other factors that may affect these statements. Neither St. Jude Medical nor AGA Medical intends to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Important Additional Information

In connection with the exchange offer, St. Jude Medical is filing with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO, and AGA Medical is filing a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ST. JUDE MEDICAL, AGA MEDICAL AND THE PROPOSED TRANSACTION. This news release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell shares of common stock of AGA Medical in any jurisdiction where such activities would be unlawful under the relevant laws in that jurisdiction, nor is it a substitute for the Registration Statement, Schedule TO, and Schedule 14D-9.

Investors and stockholders may obtain free copies of the Registration Statement on Form S-4, the Schedule TO and Schedule 14D-9 as well as other filings containing information about St. Jude Medical and AGA Medical without charge at the SEC’s website (www.sec.gov).

A free copy of the exchange offer materials are also available on St. Jude Medical’s website at www.sjm.com and a copy of the Schedule 14D-9 is available on AGA Medical’s website at www.amplatzer.com. Copies of the exchange offer materials may also be obtained free of charge from Georgeson, Inc., the information agent for the exchange offer, by calling toll-free at (877) 278-4774 (brokers and bankers call, (212) 440-9800).

- ### -